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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

WESTECH CAPITAL CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

957531 20 5

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

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13G
CUSIP No. 957531 20 5			Page 2 of 5 Pages

1.	Name of Reporting Person: Charles H. Mayer		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 165,291**

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 165,291**

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 165,291**

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

11.	Percent of Class Represented by Amount in Row (9): 10.9%***

12.	Type of Reporting Person:* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

**See Item 4(a).
***See Item 4(b).

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AMENDMENT NO. 1 TO SCHEDULE 13G

     This Amendment No. 1 to Schedule 13G (this “Amendment”) relating to the common stock of Westech Capital Corp., a Delaware corporation (the “Issuer”), is being filed with the Securities and Exchange Commission (the “Commission”) as an amendment to the Schedule 13G filed with the Commission on October 31, 2002. This Amendment reflects the shares of the Issuer’s common stock beneficially owned by the reporting person as of December 31, 2003, as more particularly described in Item 4(a).

Item 1(a)	Name of Issuer.
Westech Capital Corp.
Item 1(b)	Address of Issuer’s Principal Executive Offices.
2700 Via Fortuna, Suite 400
Austin, Texas 78746
Item 2(a)	Name of Person Filing.
Charles H. Mayer
Item 2(b)	Address of Principal Business Office, or, if none, Residence.
2700 Via Fortuna, Suite 400
Austin, Texas 78746
Item 2(c)	Citizenship or Place of Organization.
United States
Item 2(d)	Title of Class of Securities.
Common Stock, par value $0.001 per share (the “Common Stock”).
Item 2(e)	CUSIP Number.
957531 20 5
Item 3	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable.

Item 4	Ownership.
(a) AMOUNT BENEFICIALLY OWNED: As of December 31, 2003, Mr. Mayer directly owned 43,228 shares of Common Stock and also owned stock options granted under the Issuer’s 1999 Stock Option Plan covering 60,000 shares of Common Stock. Of the options covering 60,000 shares of Common Stock, options covering 50,000 shares are fully exercisable and an option covering 10,000 shares vested one-third on June 3, 2003, vests one-third on June 3, 2004 and vests one-third on June 3, 2005. Mr. Mayer also owned stock options granted outside the Issuer’s 1999 Stock Option Plan covering 62,063 shares of Common Stock.

(b) PERCENT OF CLASS: 10.9%
This percentage reflects Mr. Mayer’s beneficial ownership of 165,291 shares of Common Stock as of December 31, 2003, and assumes a total of 1,512,024 shares outstanding, based on the amount reported in the Issuer’s most recent Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003.

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(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
(i) Sole power to vote or to direct the vote: 165,291
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 165,291
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class.
Not Applicable.
Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Not Applicable.
Item 8	Identification and Classification of Members of the Group.
Not Applicable.
Item 9	Notice of Dissolution of Group.
Not Applicable.
Item 10	Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2004
/s/ Charles H. Mayer

Charles H. Mayer

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